UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Trans Global Group, Inc.

(Exact name of registrant as specified in its charter)

Delaware	000-56383	88-0298190
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

Room 2701, Block A Zhantao Technology B, Minzhi Street

Guangdong Province 5180000

China

(Current Address of Principal Executive Offices)

Common Stock, $0.0001 par value per share

(Title of each class of securities covered by this Form)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock: Sixty Four (64)

Pursuant to the requirements of the Securities Exchange Act of 1934, Trans Global Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 23, 2024	Trans Global Group, Inc.

	By:	/s/ Chen Ren
	Name:	Chen Ren
	Title:	CEO